NO ACT

PE
4-24-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549-4561

12027046

DIVISION OF
CORPORATION FINANCE

JUN 21 2012
Washington, DC 20549

June 21, 2012

Act: 1934
Section: 14a
Rule: 14a-8
Public Availability: 6/21/2012

Eileen Nugent
Skadden, Arps, Slate, Meagher & Flom LLP
eileen.nugent@skadden.com

Re: Medtronic, Inc.
Incoming letter dated April 24, 2012

Dear Ms. Nugent:

This is in response to your letter dated April 24, 2012 concerning the shareholder proposal submitted to Medtronic by James McRitchie. We also have received a letter on the proponent's behalf dated May 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

June 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medtronic, Inc.
Incoming letter dated April 24, 2012

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Medtronic's charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that Medtronic may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Medtronic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Medtronic may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Finally, we are unable to concur in your view that rules 14a-4(a)(3) and 14a-4(b)(1) would require the proposal to be "unbundled." Accordingly, we do not believe that Medtronic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Medtronic may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Medtronic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Medtronic may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Medtronic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

May 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Medtronic, Inc. (MDT)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

This responds to the "What if ...?" speculative company request to avoid this established rule 14a-8 proposal. (dated April 24, 2012)

This is the resolved statement:
"Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable laws. *If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."*
[emphasis added]

The company no action request argument based on rule 14a-8(i)(2) and rule 14a-8(i)(3) essentially says, "What if the second sentence of the resolved statement was not included in the proposal or shareholders were forced to ignore it?" Could the proposal then be excluded? The second sentence states: "If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

The outside opinion is of no use because it addresses only 28 subjective words to the key second sentence of the resolved statement.

The company rule 14a-8(i)(6) argument is dependent on a bulletproof acceptance of the rule 14a-8(i)(2) argument.

The company rule 14a-8(i)(3) argument essentially says that shareholders, who are forced to ignore the second sentence of the resolved statement, could read the proposal to include four options.

The company argument focused on the implicit Minnesota law reference in the proposal failed to explain its conclusion consistent with the fact that no 2012 rule 14a-8 proposal for an independent board chairman at a NYSE company was excluded (in spite of numerous attempts) due to a reference to the NYSE standard of director independence.

The company rule 14a-8(i)(9) argument provides no precedent of a rule 14a-8 Simple Majority Vote proposal being excluded in the no action process as a result of a company simply inserting a Majority Voting for Directors proposal by management on the same ballot.

The company second rule 14a-8(i)(3) argument provides no precedent of a rule 14a-8 Simple Majority Vote proposal being excluded because supposedly only a piecemeal Simple Majority Vote standard would be acceptable as a non-binding Simple Majority Vote proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
James McRitchie

Jeff Warren <jeff.warren@medtronic.com>

[MDT: Rule 14a-8 Proposal, March 14, 2012]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and Kenneth Steiner.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

Shareholders need more check and balances power (including this proposal) due to these uncompetitive executive pay practices:

The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay. The Corporate Library cited so-called long-term incentive pay for our executives that consisted of performance-based restricted stock units (PBRSU's), performance-based cash awards (PBCA's), and market-priced stock options that simply vested after the passage of time. Equity pay given as a long-term incentive is only effective if it includes performance-vesting criteria.

Moreover, cash-based long-term incentives do nothing to tie executive performance with long-term shareholder value. Additionally, both the PBRSU's and PBCA's covered a three-year period and used the same performances already used in the annual plan – EPS and revenue growth. Furthermore, our CEO William Hawkins was potentially entitled to $39 million based on a change in control.

Plus pay for our executives received only 74% support in 2011 while other companies reported greater than 90% support.

Please encourage our board to respond positively to this proposal to initiate improved governance and increase our competitiveness: **Adopt Simple Majority Vote – Yes on 3.***

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

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April 24, 2012

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Medtronic, Inc. – 2012 Annual Meeting
Omission of Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Medtronic, Inc., a Minnesota corporation ("Medtronic" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Medtronic's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by James McRitchie (the "Proponent") from the proxy materials to be distributed by Medtronic in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent and his designee, John Chevedden, as notice of Medtronic's intent to exclude the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent and Mr. Chevedden that if the Proponent or Mr. Chevedden submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Medtronic.

I. The Proposal

The Proposal requests "that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Medtronic's view that it may exclude the Proposal from the 2012 proxy materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would violate Minnesota law;
- Rule 14a-8(i)(6) because Medtronic lacks the power or authority to implement the Proposal;
- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading, and includes additional materially false and misleading information in violation of Rule 14a-9;
- Rule 14a-8(i)(9) because the Proposal conflicts with the Company's proposal to be included in the 2012 proxy materials; and
- Rule 14(a)-8(i)(3) because the Proposal does not separate each matter to be voted on in violation of Rules 14a-4(a)(3) and 14a-4(b)(1).

III. Background

The Company received the Proposal, accompanied by a cover letter from the Proponent, on March 19, 2012. A copy of the Proposal and the cover letter are attached hereto as Exhibit A.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. As discussed below and based upon the legal opinion of Fredrikson & Byron P.A. regarding Minnesota law, attached hereto as Exhibit B (the "Minnesota Opinion"), implementation of the Proposal would cause the Company to violate Minnesota law. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2) as a violation of law.

The Proposal requests that the Company's board of directors (the "Board") amend the Company's governing documents to specify that each shareholder voting requirement that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable law.

The Company is a Minnesota corporation. As more fully detailed in the Minnesota Opinion, the governing documents of a Minnesota corporation cannot contain any provision that is inconsistent with the Minnesota Business Corporation Act (the "Act"). Under Section 302A.437 of the Act, shareholders must take action by the affirmative vote of the greater of "(1) a majority of the voting power of the shares present and entitled to vote on that item of business, or (2) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the meeting," except in the case of director elections, which, as described in Section 302A.215 of the Act, require a plurality of the shares present and entitled to vote, or if the articles of incorporation require, a larger proportion.

The Proposal would require the Company to abide by a lower standard of voting, contrary to Minnesota law, which provides that a company may use a higher standard of voting in its articles of incorporation, but does not provide for a lower standard. Minnesota law, which absent a higher standard, requires approval by a majority of shares present and entitled to vote, has the effect of including abstentions in the denominator used to determine if the requisite majority has been reached. Conversely, the "simple majority" voting standard requested by the Proponent, which is a "majority of the votes cast for and against," ignores abstentions, and therefore, could result in a matter submitted for a shareholder vote being approved by less than the minimum shareholder vote required by the Act.

The following examples demonstrate how the application of the Proposal would violate the requirements of Minnesota law. Assume the following: (i) the applicable quorum requirements are met; (ii) 100 shares are represented and entitled to vote on the matter at a shareholder meeting; and (iii) 45 shares vote for, 35 shares vote against and 20 shares abstain from the matter.

Application of Proponent's Standard: Under the Proponent's standard, the matter would pass because the "simple majority" contained in the Proposal would be obtained (45/(45+35))=45/80=56.25%).

Application of the Act's Standard: Under the Act, the matter would be defeated because it received the affirmative vote of only 45% of the shares represented at the meeting and entitled to vote, with the abstentions, as well as the for and against votes, counted in the total number of shares represented and entitled to vote at the meeting (45/(45+35+20)=45/100=45%).

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(2), has permitted exclusion of shareholder proposals regarding amendments to governing documents that, if implemented, would cause the company to violate state law. See, e.g., *Vail Resorts, Inc.* (Sep. 16, 2011) (concurring with exclusion of shareholder proposal to amend the bylaws to "make distributions to shareholders a higher priority than debt repayment or asset acquisition" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *Ball Corp.* (Jan. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company take the necessary steps to declassify its board of directors where such declassification would violate state law); *Citigroup, Inc.* (Feb. 18, 2009) (concurring with exclusion of shareholder proposal to amend the bylaws to establish a board committee on U.S. economic security under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *AT&T Inc.* (Feb. 19, 2008) (concurring with the exclusion of a shareholder proposal requesting that the company take the necessary steps to amend the company's governing documents to permit shareholders to act by written consent because the proposal would cause the company to violate state law); *The Boeing Co.* (Feb. 19, 2008) (same); *Monsanto Co.* (Nov. 7, 2008, reconsideration denied, Dec. 18, 2008) (concurring with exclusion of shareholder proposal to amend the bylaws to require directors to take an oath of allegiance to the U.S. Constitution under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); and *Hewlett-Packard Co.* (Jan. 6, 2005) (concurring with exclusion of a shareholder proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law).

Therefore, the Proposal is excludable under Rule 14a-8(i)(2) because the "simple majority" votes cast standard is a lower voting standard than permitted by Minnesota law and is thus a violation of Minnesota law.

V. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that, if implemented, would cause the company to breach state law may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). See *Ball Corp.* (Jan. 25, 2010) (concurring with exclusion of shareholder proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); *NVR, Inc.* (Feb. 17, 2009) (same); *AT&T Inc.* (Feb. 19, 2008) (same); *The Boeing Co.* (Feb. 19, 2008) (same); *Noble Corp.* (Jan. 19, 2007) (same); *SBC Communications Inc.* (Jan. 11, 2004) (same); *Xerox Corp.* (Feb. 23, 2004) (same); and *Sears, Roebuck & Co.* (Feb. 17, 1989) (same, under predecessor rule). See also Section B. of SLB 14D.

As discussed above and in the Minnesota Opinion, implementation of a "votes cast" standard would cause Medtronic to violate Minnesota law because it would lower the shareholder voting standard in violation of the Act. Thus, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating Minnesota law, it is also excludable under Rule 14a-8(i)(6) as it is beyond Medtronic's power to implement.

VI. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Vague and Indefinite and, Thus, Materially False and Misleading, and Includes Additional Materially False and Misleading Information in Violation of Rule 14a-9.

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"), the Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

In addition, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Note to Rule 14a-9 specifically provides that the type of statement that can be misleading within the meaning of the rule includes "[m]aterial which ... directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." Moreover, the Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. See *Wal-Mart Stores, Inc.* (Apr. 2, 2001) (concurring with the exclusion of the proposal as vague and indefinite; the proposal implied that its requirement of removing "genetically engineered crops, organisms or products" related only to the sale of food products, when this was not the case).

The Staff has consistently held that a shareholder proposal is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. See, e.g., *The Boeing Co.* (Mar. 2, 2011), *General Electric Co.* (Feb. 10, 2011), *Motorola, Inc.* (Jan. 12, 2011) (allowing, in each case, for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations); *Verizon Communications Inc.* (Feb. 21, 2008) (allowing for exclusion of a proposal where the proposal failed to define the terms "Industry Peer group" and "relevant time period"); *Berkshire Hathaway, Inc.* (Mar. 2, 2007) (allowing for exclusion of proposal under Rule 14a-8(i)(3) where proposal prohibited company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order); *Prudential Financial, Inc.* (Feb. 16, 2007) (allowing for exclusion of a proposal where the proposal was vague on the meaning of "management controlled programs" and "senior management incentive compensation programs"); and *Woodward Governor Co.* (Nov. 26, 2003) (allowing for exclusion of a proposal where the proposal involved executive compensation and was unclear as to which executives were covered).

Furthermore, the Staff has regularly concurred with the exclusion of shareholder proposals that rely on an external standard for a central element of the proposal when the proposal and supporting statement failed to describe sufficiently the substantive provisions of the external standard. For example, in *Chiquita Brands International, Inc.* (Mar. 7, 2012), the Staff concurred with the exclusion of a proposal that required the company's proxy to include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The Staff agreed with the company's argument that the specific shareholder eligibility requirements were a central aspect of the proposal and that the reference to "SEC Rule 14a-8(b) eligibility requirements" did not provide sufficient clarity for the shareholders to determine the requirements based on the language of the proposal.

See also *MEMC Electronic Materials, Inc.* (Mar. 7, 2012) (concurring with the exclusion of a proposal requiring that shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" be permitted to nominate directors where the proposal failed to adequately clarify the substance of such requirements in the body of the proposal); *Sprint Nextel Corporation* (Mar. 7, 2012) (concurring with the exclusion of a proposal requiring that shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" be permitted to nominate directors where the proposal failed to adequately clarify the substance of such requirements in the body of the proposal); *AT&T Inc.* (Feb. 16, 2010), (concurring with the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments. . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2" and agreeing with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning). See also *Exxon Mobil Corp.* (Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *PG&E Corp.* (Mar. 7, 2008) (concurring in the exclusion of a proposal that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed); *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); and *Kohl's Corp.* (Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Proposal, which requires the directors to amend the Company's governing documents to adopt a voting standard of a "simple majority in compliance with applicable laws" suffers the same infirmity as the proposals cited in the precedent above. The Proposal relies upon an external standard (applicable laws) in order to implement a central aspect of the Proposal (shareholder voting standards) but the Proposal fails to describe the substantive provisions of the standard. Without an explanation of what laws are applicable and what specific voting standard is meant by the term "simple majority," the shareholders, as well as the Company, will be unable to determine the effect of implementing the Proposal they are being asked to vote upon. The aim of the Proposal is to change the Company's voting standards.

Thus, the provision containing the reference to applicable laws and the specific voting standard is of central importance to the Proposal, and without more clarification and specificity it is impossible to determine what voting standard shareholders will be expected to follow under the Proposal.

Furthermore, the Proposal itself is materially misleading because the main voting standard called for by the Proposal (requiring a majority of the votes cast for and against such proposals) is not permitted by Minnesota law, as discussed in Section IV above, and is thus not a viable option for the voting standard. To the extent that the Proposal may be read to permit an alternative voting standard (a so-called "simple majority in compliance with applicable laws"), such standard is ill-defined and is materially vague and indefinite so as to be materially misleading. The term "simple majority in compliance with applicable laws" is not a term that is commonly understood, and could have differing meanings to different shareholders. While some might interpret it to mean a "votes cast" standard, others might interpret it to mean a "majority of the shares present and entitled to vote" or, alternatively, a "majority of the quorum" and still other shareholders might interpret the term to mean a majority of all outstanding shares. In short, the term "simple majority" could be reasonably interpreted to mean any of the following four voting standards:

Votes Cast	Majority of Shares Present and Entitled to Vote	Majority of Quorum	Majority Outstanding
For	For	For	For
For + Against	For + Against + Abstentions	For + Against + Abstentions + Broker Non-Votes	Outstanding Shares

The Proposal is thus materially misleading because although it arguably provides for an alternative voting standard, such standard is not defined or easily discernable by the term "simple majority."

In addition, the Staff has regularly concurred with the exclusion of shareholder proposals that are so vague and indefinite so as to be false and misleading in part because the proposals request alternative and inconsistent actions for how the proposal should be implemented but fail to provide any guidance as to how the ambiguities resulting from the proposal's vague language should be resolved. See *Amazon.com, Inc.* (Feb. 24, 2012) (concurring with the exclusion of a proposal where "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Newell Rubbermaid, Inc.* (Feb. 21, 2011) (concurring with the exclusion of a proposal where "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Danaher Corp.* (Jan. 11, 2012) (concurring with the exclusion of a proposal where "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The Proposal suffers from the same flaw as the examples listed above because it too requests alternative and inconsistent actions for how the Proposal is to be implemented but doesn't provide any guidance as to how the ambiguities resulting from the proposal's vague language should be resolved. As described above, a "simple majority in compliance with applicable laws" standard can have at least four different interpretations, at least three of which are inconsistent with the first alternative given by the Proposal, "a majority of the votes cast for and against such proposals." The Proposal does not provide sufficient guidance for how to decide which voting standard is intended to be implemented.

Finally, the discussion of executive compensation in the Proposal, a central component of the Proposal, is materially false and misleading because it presents an inflammatory and non-contextualized discussion of executive compensation. The initial statement, that "shareholders need more check [sic] and balances power (including this proposal) due to these uncompetitive pay practices" is particularly misleading because it implies that the Proposal will give the shareholders the ability to decide executive compensation, which the Proposal does not do. Therefore, a shareholder may vote in favor of this proposal believing he or she will then have the ability to decide executive compensation, when that is not in fact the case.

In sum, the Proposal may be excluded from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(3) because the Proposal (i) fails to specify the applicable law and voting standard thereby rendering the Proposal vague and indefinite, and therefore, materially false and misleading in violation of Rule 14a-9; (ii) includes one voting standard that violates Minnesota law and another voting standard that is so vague and ill-defined as to be materially misleading; and (iii) includes additional false and misleading information.

VII. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because It Conflicts with the Company's Proposal.

The Proposal is excludable pursuant to Rule 14a-8(i)(9), which permits the exclusion of a shareholder proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The Staff has stated, consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See, e.g., *Cognizant Technology Solutions Corporation* (Mar. 25, 2011) (concurring in excluding a proposal requesting the company change the shareholder voting requirement to a simple majority of the votes cast for and against the item in question when the company planned to submit a proposal to revise the supermajority provisions to a different proportion of supermajority); *Herley Industries, Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T, Inc.* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require stockholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to stockholder ratification of future severance agreements); *Gyrodyne Co. of America, Inc.* (Oct. 31, 2005) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings): *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock option grants to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel, Inc.* (Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

Further, the Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where the shareholder-sponsored proposal contained a threshold that differed from a company-sponsored proposal, because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for the shareholder. For example, in *Safeway Inc.* (Jan. 4, 2010; reconsideration denied Jan. 26, 2010), the Staff concurred with the exclusion of a stockholder proposal requesting that Safeway amend its bylaws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special stockholder meetings. The Staff noted that Safeway represented that it would present a proposal seeking stockholder approval of amendments to Safeway's governing documents to allow stockholders who hold 25% of its outstanding shares the right to call a special stockholder meeting, that the stockholder proposal and Safeway's proposal directly conflicted because they included different thresholds for the percentage of shares required to call special stockholder meetings, and that these proposals presented alternative and conflicting decisions for stockholders. See also, *CVS Caremark Corporation* (Jan. 5, 2010; reconsideration denied Jan. 26, 2010); *Medco Health Solutions, Inc.* (Jan. 4, 2010; reconsideration denied Jan. 26, 2010); *Honeywell Int'l., Inc.* (Jan. 4, 2010; reconsideration denied Jan. 26, 2010) (finding the company's proposal to allow 20% of the shareholders to call a special meeting, and the shareholder's proposal to allow 10% of the shareholders to call a special meeting in conflict and allowing the company to omit the shareholder resolution); *Int'l Paper Co.* (Mar. 17, 2009) (finding the company's proposal to allow 40% of the stockholders to call a special meeting, and the stockholder's proposal to allow 10% of the stockholders to call a special meeting in conflict and allowing the company to omit the stockholder resolution); and *EMC Corp.* (Feb. 24, 2009) (allowing EMC to omit a stockholder proposal which sought to amend the bylaws to allow 10% of outstanding common stockholders to call a special meeting when the company was planning to submit a proposal to allow 40% of the outstanding common stockholders to call a special meeting).

The Company intends to include a proposal in the 2012 proxy materials (a draft of which is attached as Exhibit C) (the "Company Proposal"), which provides as follows:

> each director shall be elected by a majority of the votes cast with respect to the director by the shares represented...and entitled to vote at any meeting for the election of directors at which a quorum is present; provided however, that if the number of director nominees exceeds the number of directors to be elected, each director shall be elected by a vote of the plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors... [A] majority of the votes cast means that the number of shares voted 'for' a director must exceed the number of votes cast 'against' that director.

The Proposal thus directly conflicts with the Company Proposal because the Company Proposal provides for a plurality voting standard in a contested director election, which is directly in conflict with the "simple majority" standard of the Proposal. Therefore, if both the Company Proposal and the Proposal are included in the Company's proxy materials, the shareholders will be presented with alternative and conflicting decisions. Thus, the Proposal is excludable under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2012 annual meeting.

VIII. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is in Violation of Proxy Rules 14a-4(a)(3) and 14a-4(b)(1).

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. For the reasons described below, the Proposal may be properly excluded under Rule 14a-8(i)(3) because it is contrary to Rules 14a-4(a)(3) and 14a-4(b)(1) of the SEC's proxy rules. Rule 14a-4(a)(3) requires that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) requires that the form of proxy provide means by which the shareholders are "afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon."

In adopting amendments to Rule 14a-4 in 1992, the SEC explained that the amendments "will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote," and to prohibit "electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." Securities Exchange Act Release No. 34-31323 (Oct. 16, 1992).

The Proposal does not adhere to the guidance noted above and violates Rules 14a-4(a)(3) and 14a-4(b)(1) because it does not separate each matter to be voted on and, therefore, contrary to the Commission's intentions, does not afford shareholders the opportunity to communicate their views on each separate matter. The Proposal requests that the Board take the steps necessary so that each shareholder voting requirement impacting the Company that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the Proposal. However, the Proposal does not differentiate among the various provisions that currently require a greater than simple majority vote. While shareholders may wish to amend the supermajority voting standard for certain provisions in the Articles of Incorporation and the Bylaws, it is possible that the same shareholders may not want to amend the voting standards required for certain other provisions. The Proposal does not allow shareholders to make this choice as it requires an all or nothing decision. The shareholders must either support the Proposal requiring all supermajority vote provisions in the Articles of Incorporation and Bylaws to be changed to a majority of votes cast standard or vote against the proposal and retain all the supermajority vote provisions. Bundled as it is, the Proposal does not permit a meaningful shareholder vote. Although the concept of amending the supermajority vote provisions to a majority of votes cast standard superficially links the various provisions of the Articles of Incorporation and the Bylaws that would be affected by the Proposal if adopted, those provisions relate to distinct substantive matters. Under the Proposal, the shareholders would not have the opportunity to vote differently with respect to each of these separate matters.

IX. Conclusion

For the foregoing reasons, Medtronic respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(3), Rule 14a-8(i)(6), and Rule 14a-8(i)(9).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Eileen Nugent

Attachments

cc: Mr. James McRitchie

Mr. John Chevedden

Exhibit A

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Omar Ishrak
Chairman of the Board
Medtronic, Inc. (MDT)
710 Medtronic Pkwy
Minneapolis MN 55432
Phone: 763 514-4000
Fax: 763 514-4879

Dear Mr. Ishrak,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

3/13/2012

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: D. Cameron Findlay
Corporate Secretary

[MDT: Rule 14a-8 Proposal, March 14, 2012]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and Kenneth Steiner.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

Shareholders need more check and balances power (including this proposal) due to these uncompetitive executive pay practices:

The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay. The Corporate Library cited so-called long-term incentive pay for our executives that consisted of performance-based restricted stock units (PBRSU's), performance-based cash awards (PBCA's), and market-priced stock options that simply vested after the passage of time. Equity pay given as a long-term incentive is only effective if it includes performance-vesting criteria.

Moreover, cash-based long-term incentives do nothing to tie executive performance with long-term shareholder value. Additionally, both the PBRSU's and PBCA's covered a three-year period and used the same performances already used in the annual plan – EPS and revenue growth. Furthermore, our CEO William Hawkins was potentially entitled to $39 million based on a change in control.

Plus pay for our executives received only 74% support in 2011 while other companies reported greater than 90% support.

Please encourage our board to respond positively to this proposal to initiate improved governance and increase our competitiveness: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Fredrikson
& BYRON, P.A.

April 24, 2012

Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Ladies and Gentlemen:

We are in receipt of the Shareholder Proposal submitted to Medtronic, Inc., a Minnesota corporation ("Medtronic"), by James McRitchie (the "Proponent") dated March 13, 2012, which the Proponent intends to present at the Medtronic 2012 annual meeting of shareholders (the "Shareholder Proposal"). We have acted as local Minnesota counsel to Medtronic for purposes of rendering to you this opinion letter in connection with the Shareholder Proposal as to certain matters under the Minnesota Business Corporation Act, Minn. Stat. § 302A.001 et. seq. (the "MBCA").

In connection with this opinion, we have reviewed the following documents presented to us:

(a) Medtronic's Restated Articles of Incorporation, as amended to the date hereof (the "Articles");

(b) Medtronic's Bylaws, as amended to the date hereof (the "Bylaws"); and

(c) the Shareholder Proposal and its supporting statement.

I. The Shareholder Proposal.

The Shareholder Proposal requests, in part, that the Medtronic board "*take the steps necessary so that each shareholder voting requirement in [the Medtronic] charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable laws.*"

We note that the Shareholder Proposal appears to either qualify the meaning of "*a majority of votes cast for and against such proposals*" with "*or a simple majority in compliance with applicable laws*" or attempts to expand the scope of such standard by the inclusion of such language.

The Shareholder Proposal further states "*If necessary this means the closest standard to a majority of votes cast for and against such proposals consistent with applicable laws.*" Due to the ambiguous and undefined nature of the italicized language above relating to the requested voting standard, it is unclear what voting standard is actually being requested and, as a result, the opinions set forth herein only address the request in the Shareholder Proposal regarding revision of Medtronic's current shareholder voting standards in its Articles and Bylaws to "*require a majority of the votes cast for and against such proposals.*"

II. Discussion.

As set forth in greater detail below, it is our opinion that the Shareholder Proposal, if implemented by Medtronic, would not be valid under the MBCA because the amendments which it envisions being adopted by Medtronic's Board of Directors would violate the MBCA and, therefore, Medtronic lacks the power and authority to implement the Shareholder Proposal.

The Shareholder Proposal requests the Board of Directors of Medtronic to bring about the amendment of the Articles and Bylaws such that any current shareholder voting requirement present therein that has a greater than a simple majority shareholder vote be changed to only require a majority of the votes cast for and against such proposals.

Under the MBCA, a voting standard allowing shareholder approval of an item where the item only receives a "majority of the votes cast for and against" is not allowed. Section 302A.437 of the MBCA sets forth the statutory requirements for action by the shareholders of a Minnesota corporation. Specifically, it states that:

> Except for the election of directors, which is governed by section 302A.215, the shareholders shall take action by the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares present and entitled to vote on that item of business, or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting, except where this chapter or the articles require a larger proportion or number. If the articles require a larger proportion or number than is required by this chapter for a particular action, the articles control.
>
> Minn. Stat. § 302A.437, subd. 1.

Thus, under Section 302A.437, three categories of shareholder votes related to an item of business must be counted to determine whether the requisite majority approved the item: (1) affirmative votes, or votes for the item; (2) negative votes, or votes against the item; and (3) abstentions, or shares present and entitled to vote, but not voted either for or against the item.

The affirmative votes, or votes for the item, are then compared to the total number of votes in these three categories to determine if a majority voted for the item.

The key difference between at least one of the possible interpretations of the standards set forth in the Shareholder Proposal and in Section 302A.437 is in their respective treatment of abstentions from voting, where the underlying shares were present and entitled to vote, but were not voted either for or against the item. While there are several different interpretations possible of the voting standard in the Shareholder Proposal, in at least one of these interpretations, these abstentions would not be considered in determining the outcome of a shareholder vote, because the calculation is simply whether more votes were cast for an item than cast against that item. However, under Section 302A.437, abstentions are included in the total number of votes when determining if the requisite majority voted in favor of the item.

Compliance with the requirements of Section 302A.437 is mandatory. Section 302A.437 states that shareholders shall take action according to the voting standard described therein. Minn. Stat. § 645.44, subd. 16 (2010) ("'Shall' is mandatory."). Thus, this voting standard is the proper standard to determine whether an item has received the affirmative vote of the shareholders in the absence of statutory authority providing an exception.

The two exceptions present in Section 302A.437, the first exception appearing at the beginning of the text quoted above and the second at the end of the first sentence of such text, also cannot be relied upon to alter this voting standard. First, the voting standard established in Section 302A.437 does not apply to the election of directors, which is covered by the plurality standard of Section 302A.215. The Shareholder Proposal, however, does not restrict its scope to voting standards to be used in the election of directors and does not purport to change the standard applicable to such elections. As a result, this exception is inapplicable.

The second exception to the Section 302A.437 voting standard is found at the end of the first sentence in the text quoted above and only applies when "[the MBCA] or the articles [of incorporation] require a <u>larger</u> proportion or number" to constitute an affirmative vote of shareholders. Minn. Stat § 302A.437 (emphasis added). In that instance, such larger proportion or number of affirmative shareholder votes will be required for the shareholders to take proper action, rather than the otherwise applicable majority vote standard set forth in Section 302A.437. This language is, however, clear that such an alternative voting standard is permissible only where the requirement in another section of the MBCA or the articles of incorporation requires a *larger* proportion or number of votes to constitute an affirmative vote of the shareholders. It does not apply where the voting standard, such as the standard suggested in the Shareholder Proposal, would potentially permit a *smaller* proportion or number to constitute the affirmative vote of the shareholders.

If Medtronic were to implement the Shareholder Proposal, it could have the effect of decreasing the number of affirmative votes required for the shareholders to take action, if the "votes cast" standard was applied. For example, assume that 100 shares are present at a shareholder meeting, and at that meeting 30 shares voted for an item of business, 20 shares voted against the same item, and 50 shares abstained. Assuming that all quorum requirements were met and that each share has one vote and was entitled to vote at the meeting, under the MBCA, the item would not be approved because only 30/100, or 30%, voted in favor of the item. However, under a "votes cast" standard of the Shareholder Proposal, the item would be approved because 30/50, or 60%, voted in favor. Thus, under the Shareholder Proposal, the number of votes necessary to approve an item could be a smaller amount than the threshold mandated in Section 302A.437. Accordingly, the voting standard presented in the Shareholder Proposal violates the requirements of Minnesota law.

Section 302A.111 of the MBCA affirms this conclusion. It states:

> The following provisions govern a corporation unless modified in the articles or in a shareholder control agreement under section 302A.457:
>
> . . .
>
> (o) the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at a duly held meeting is required for an action of the shareholders, except where this chapter requires the affirmative vote of a plurality of the votes cast (section 302A.215, subdivision 1) or a majority of the voting power of all shares entitled to vote (section 302A.437, subdivision 1).

Minn. Stat. § 302A.111, subd. 2 (emphasis added).

Additionally, subdivision 3 of Section 302A.111 states that language may be added to the articles of incorporation that incorporates the concept that "a larger than majority vote may be required for shareholder action." Therefore, pursuant to the terms of the MBCA, a Minnesota corporation is required to use the majority vote standard as described in Section 302A.437, subject to (i) the exception for the plurality vote standard for election of directors and (ii) any sections of the MBCA or the corporation's articles that impose a higher percentage or number of votes required for the shareholders to take action.

It is well understood under Minnesota corporate law that the MBCA or the articles of incorporation may require a larger proportion or number than is mandated by Section 302A.437 before the shareholders may validly act, but not a smaller proportion or number than is mandated by such section. 18 John H. Matheson and Philip S. Garon, Minnesota Practice § 3.2 (2004); see also id. § 2.13, n.18 (stating that the majority voting standard under Minnesota law may only be changed in the articles of incorporation and "[t]he articles may increase but not decrease this voting requirement.") (emphasis added).

The voting standard included in the Shareholder Proposal calls for a smaller voting proportion or number than is mandated by the voting standard requirements described in Section 302A.437. Therefore, the voting standard included in the Shareholder Proposal is prohibited under Minnesota law and, accordingly, Medtronic lacks the authority to adopt the language of the Shareholder Proposal.

III. Conclusion.

It is our opinion that the Shareholder Proposal, if implemented by Medtronic, would not be valid under the MBCA because the amendments which it envisions being adopted by the Medtronic's Board of Directors would violate the MBCA and, therefore, Medtronic lacks the power and authority to implement the Shareholder Proposal.

We are admitted to practice law in the state of Minnesota and the foregoing opinion is limited to Minnesota law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. This opinion may not be quoted by, referred to or relied upon by you for any other purpose, or by any other party for any purpose, except that we understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so.

Very truly yours,

FREDRIKSON & BYRON, P.A.

By: ______________________
Erik E. Malinowski, Vice President

Exhibit C

PROPOSAL 5 - AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION TO PROVIDE FOR A MAJORITY VOTE IN UNCONTESTED ELECTIONS OF DIRECTORS.

The Board of Directors has approved, and recommends approval of, an amendment to Medtronic's Articles of Incorporation to implement a majority voting standard for the election of directors in uncontested elections. Medtronic's proposed Amended and Restated Articles of Incorporation, as marked to show the changes approved by the Board and recommended for approval by shareholders, is attached to this proxy statement as **Appendix A.**

The Minnesota Business Corporation Act (the "Act") provides that, unless otherwise specified in a company's articles of incorporation, a director is elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Medtronic's Articles of Incorporation do not specify the voting standard required in director elections and Medtronic's Bylaws specify that elections shall be determined by a plurality of vote, so Medtronic's directors are currently elected by a plurality vote. Under plurality voting, only "for" votes are counted, not any "withheld" votes or abstentions, so in an uncontested election (i.e., an election where the only nominees are those proposed by the board) a director could be elected with only one "for" vote, despite an overwhelming number of "withheld" votes.

However, Medtronic's Principles of Corporate Governance include a director resignation policy that incorporates a form of majority voting for uncontested director elections that is sometimes referred to as a "plurality plus" standard. Under this "plurality plus" standard, the election of directors is still governed by the plurality standard above. However, if a director nominee in an uncontested election receives a greater number of votes "withheld" for his or her election than votes "for" his or her election, then that director nominee must tender a written offer to resign from the Board within five business days of the certification of the shareholder vote by the Inspector of Elections. The Corporate Governance Committee (excluding the nominee in question if applicable) would then consider the resignation offer and make a recommendation to the Board as to whether to accept the director's resignation. Within 90 days following certification of the shareholder vote, the independent members of the Board would make a final determination as to whether to accept the director's resignation. The Board's explanation of its decision then would be promptly disclosed in a Form 8-K report filed with the SEC.

When it adopted this director resignation policy, the Board recognized that the majority vote standard was an evolving concept. The Board has continued to monitor best practices in this area, and is aware that many public companies have amended their charter or bylaws to provide for a majority voting standard rather than a plurality or "plurality plus" standard. After careful consideration, the Board believes it is in the best interests of Medtronic and its shareholders to amend Medtronic's Articles of Incorporation to provide for majority voting in uncontested director elections.

Under a majority voting standard in uncontested director elections, each vote is required to be counted "for" or "against" the director's election. In order to be elected, the votes cast "for" such nominee's election must exceed the number of votes cast "against" such nominee's election. Shareholders will also be entitled to abstain with respect to the election of a director, although abstentions will have no effect in determining whether the required affirmative majority vote has been obtained. In contested elections, directors will be elected by a plurality of the votes cast.

Under the Act, an incumbent director who is not re-elected may remain in office until his or her successor is elected and qualified, continuing as a "holdover" director until the director resigns, the number of authorized directors is reduced to eliminate the director's seat on the board, his or her position is filled by a subsequent shareholder vote, or the director is removed by the shareholders. If the amendment to the Articles of Incorporation is approved by Medtronic's shareholders, the Board will retain the existing director resignation policy set forth in its Principles of Corporate Governance to address the continuation in office of a "holdover" director, so that an incumbent director who did not receive the requisite affirmative majority of the votes cast for his or her re-election must tender his or her resignation to the Board pursuant to the process described above.

Under the Act, Medtronic's shareholders must approve an amendment to the Articles of Incorporation in order to change the voting standard in director elections. If the proposed amendment is approved, a new third paragraph will be added to Article 5, Section 5.3 of Medtronic's Articles of Incorporation that reads as follows:

"Except as provided otherwise in this Section 5.3, each director shall be elected by a majority of the votes cast with respect to the director by the shares represented in person or by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present; provided, however, that if the number of director nominees exceeds the number of directors to be elected, each director shall be elected by a vote of the plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 5.3, a majority of the votes cast means that the number of shares voted 'for' a director must exceed the number of votes cast 'against' that director."

Approval of the amendment will require the affirmative vote of not less than 75% percent of the votes entitled to be cast by all holders of shares of Medtronic's common stock. If approved by Medtronic's shareholders, this amendment will become effective upon the filing of Articles of Amendment to Medtronic's Articles of Incorporation with the Minnesota Secretary of State. Medtronic would make such a filing promptly after the annual meeting, and Medtronic would file in its entirety the Amended and Restated Articles of Incorporation. The new majority voting standard would then be applicable to an uncontested election of directors at Medtronic's 2012 annual meeting of shareholders. Medtronic would also make a conforming change to Medtronic's Bylaws to reflect the adoption of the majority voting standard.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE PROPOSAL TO AMEND AND RESTATE MEDTRONIC'S ARTICLES OF INCORPORATION TO PROVIDE FOR THE MAJORITY VOTE OF DIRECTORS IN UNCONTESTED ELECTIONS.